UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Intelligroup, Inc.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number)
Kazuhiro Nishihata
NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan
81-3-5546-8202
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
June 14, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON NTT DATA CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Japan

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,947,122

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		25,947,122

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,947,122

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	62.9%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON NTT DATA INTERNATIONAL L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,947,122

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		25,947,122

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,947,122

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	62.9%

14	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON Mobius Subsidiary Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New Jersey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,947,122

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		25,947,122

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,947,122

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	62.9%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON Nippon Telegraph and Telephone Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Japan

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,947,122

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		25,947,122

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,947,122

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	62.9%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the “Shares”), of Intelligroup, Inc. (the “Company”). The principal executive offices of the Company are located at 5 Independence Way, Suite #220, Princeton, New Jersey 08540.
Item 2. Identity and Background.
(a) This Schedule 13D is being jointly filed by (i) NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), (ii) NTT Data International L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Parent (“NDI”), (iii) Mobius Subsidiary Corporation, a New Jersey corporation and an indirect wholly owned subsidiary of Parent, and (iv) Nippon Telegraph and Telephone Corporation, a corporation organized under the laws of Japan (“NTT” and, together with Parent, NDI and Purchaser, the “Reporting Persons”). The principal business of Parent is providing high quality IT solutions and consulting services to customers in the public administration, financial and industrial sectors, with a global support network that covers 78 cities in 25 countries worldwide. The principal business of NDI is to hold the equity interests, directly and indirectly, in Parent’s U.S. subsidiaries. Purchaser was formed for the purpose of acquiring all of the issued and outstanding Shares. Purchaser has not carried on any activities other than in connection with the Offer (as defined below). NTT is a holding company that, operating through its subsidiaries (including Parent, which is a 54.2% subsidiary of NTT), is the largest provider of regional, long distance and international, mobile and data communications services in Japan.
(b) The address of the principal office of Parent is Toyosu Center Building, 3-3, Toyosu 3-chome, Koto-ku, Tokyo 135-6033, Japan. The address of the principal office of NDI is 45 West 36th Street, 7th Floor, New York, NY 10018. The address of the principal office of Purchaser is c/o Sills Cummis & Gross P.C., One Riverfront Plaza, Newark, NJ 07102. The address of the principal office of NTT is 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan.
(c) Set forth in Schedule I to this Schedule 13D is the name, residence or business address and present principal occupation or employment of each of the Reporting Persons’ executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.
(d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons named in Schedule I to this Schedule 13D, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the directors or executive officers named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Unless otherwise indicated, all of the directors and executive officers of the Reporting Persons named in Schedule I to this Schedule 13D are citizens of Japan.
Item 3. Source and Amount of Funds or Other Consideration.
     On June 14, 2010, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Purchaser will commence a tender offer (the “Offer”) to purchase all of the Shares at a price of $4.65 per share, net to the seller in cash (less any applicable withholding of taxes), without interest (the “Per Share Amount”). Following the Offer, subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company, with the Company surviving the merger (the “Merger”) as an indirect wholly owned subsidiary of Parent. At the effective time of the Merger, each Share then outstanding (other than Shares owned by the Company, Parent, Purchaser and any of their respective subsidiaries) will be converted into the right to receive the Per Share Amount. A copy of the Merger Agreement was filed on the Company’s Current Report on Form 8-K, dated as of June 14, 2010.
     As an inducement for Parent to enter into the Merger Agreement, on June 14, 2010, immediately prior to the execution of the Merger Agreement, S.B. Asia Infrastructure Fund, L.P. and Venture Tech Assets Ltd. (the “Shareholders”) entered into a shareholders’ agreement with and in favor of Parent and Purchaser (the “Shareholders’ Agreement”) as described in Item 4 and Item 5 of this Schedule 13D. Parent and Purchaser entered into the Shareholders’ Agreement in connection with and as an inducement to the Merger Agreement, but did not make any cash or other payments with respect thereto. An aggregate of 25,947,122 Shares (the “Applicable Shares”) are subject to the Shareholders’ Agreement; provided, however, that if at any time prior to the termination of the Shareholders’ Agreement, the Company’s board of directors effects an Adverse Recommendation Change (as defined in the Shareholders’ Agreement) without terminating the Merger Agreement, the “Applicable Shares” shall mean only half of the Shareholders’ Shares.
     NTT is not a party to the Merger Agreement, the Shareholders’ Agreement or any other transaction agreement relating to the Offer or the Merger, and did not participate in the negotiations of any of the same.
     The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Shareholders’ Agreement, copies of which are filed as Exhibits 2.1 and 10.1, respectively, to the Company’s Current Report on Form 8-K, dated June 14, 2010.
Item 4. Purpose of Transaction.
(a) — (b) The Merger Agreement provides for the acquisition by Parent of all of the outstanding Shares through a tender offer and subsequent merger of Purchaser with and into the Company, as a result of which the Company will become an indirect wholly owned subsidiary of Parent. The information contained in Item 3 is incorporated by reference herein.
     Pursuant to the terms of the Shareholders’ Agreement, the Shareholders have agreed to tender and not withdraw the Applicable Shares in the Offer and have granted an irrevocable proxy (the “Irrevocable Proxy”) to Purchaser in respect of the Applicable Shares (and agreed to execute such documents or certificates evidencing such proxy as Purchaser may reasonably request) to express consent or dissent, or otherwise utilize such voting power in the manner and on the following matters, as the case may be: (i) against approval of any proposal made in opposition to, or in competition with, the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, including any Acquisition Proposal (as defined in the Merger Agreement), (ii) against any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, (iii) against any action that would result in the failure of any conditions to the Offer set forth on Annex I of the Merger Agreement to be satisfied and (iv) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement.
     The purpose of entering into the Shareholders’ Agreement is to facilitate the acquisition of the Shares in the Offer and, if necessary, the adoption of the Merger Agreement by the Company’s shareholders. The Shareholders’ obligations under the Shareholders’ Agreement will not terminate unless and until (i) the Offer shall have been terminated or expired in accordance with the terms of the Merger Agreement or (ii) the Shareholders’ Agreement is terminated in accordance with the terms thereof. The Shareholders’ Agreement shall terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) the occurrence of any event set forth in Section 2.01(b) of the Merger Agreement (relating to certain amendments to the Offer) without the consent of each Shareholder.
(c) Not applicable.
(d) After completion of the Offer and the Merger, the Company will become an indirect wholly owned subsidiary of Parent, and Parent will subsequently determine the size and membership of the board of directors of the Company and the officers of the Company. Immediately following the purchase by Purchaser of Shares pursuant to the Offer, subject to applicable law and if requested by Parent, the Company must use its reasonable best efforts to cause a number of Purchaser’s designees to be elected to the Company’s board of directors, with such number determined on the basis of the aggregate number of votes represented by Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase.
(e) Except under limited specified circumstances, the Merger Agreement prohibits the Company from (i) issuing, selling or otherwise permitting to become outstanding or disposing of or encumbering or pledging, or authorizing or proposing the creation of, any additional shares of its capital stock or any other securities or any rights with respect to shares of its capital stock or any other securities or (ii) permitting any additional shares of its capital stock to become subject to new grants under the Company’s stock plans or otherwise. In addition, the Merger Agreement provides that, without Parent’s prior written consent, the Company may not (x) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock, other than dividends from its wholly owned subsidiaries to it or another of its wholly owned subsidiaries or (y) directly or indirectly adjust, split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock. Upon effectiveness of the Merger, the Company will become an indirect wholly owned subsidiary of

Parent, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
(f) After completion of the Offer and the Merger, the Company will be an indirect wholly owned subsidiary of Parent. After completion of the Offer and the Merger, Parent expects to work with the Company’s management to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate the Company into Parent’s business units and market units. As a result of this review and integration, it is possible that Parent could implement changes to the Company’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of the Company’s separate existence and integration of the Company’s business and operations into Parent. In addition, in connection with integrating the Company’s and Parent’s corporate structure, Parent may determine to reorganize, merge or consolidate the Company with one or more domestic or foreign subsidiaries of Parent. Parent reserves the right to change its plans and intentions at any time, as it deems appropriate.
(g) The Merger Agreement contains provisions that limit the ability of the Company to engage in a transaction that would entail a change of control of the Company during the pendency of the Merger Agreement. Following consummation of the Offer, Purchaser will own no less than a majority of the Company’s issued and outstanding capital stock and will therefore be able to block any acquisition of control of the Company by any other person.
(h) Not applicable.
(i) Upon consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
(j) Other than as described above, none of the Reporting Persons currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) through (i) of this Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).
     Except as set forth in this Schedule 13D, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Shareholders’ Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Shareholders’ Agreement, copies of which are filed as Exhibits 2.1 and 10.1, respectively, to the Company’s Current Report on Form 8-K, dated June 14, 2010.
Item 5. Interest in Securities of the Issuer.
(a), (b) None of the Reporting Persons directly owns any outstanding Shares. However, as described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Shareholders’ Agreement,

Purchaser has the sole power to vote the Applicable Shares with respect to certain matters relating to the Merger as set forth in the Shareholders’ Agreement (see Item 4 of this Schedule 13D for details). The Applicable Shares currently consist of 25,947,122 Shares, which, according to the Company, represent approximately 62.9% of the outstanding Shares as of June 3, 2010. Pursuant to the Shareholders’ Agreement, and subject to limited exceptions set forth therein, each of the Shareholders may not (i) sell, assign, transfer (including by operation of law, liquidation, dissolution, dividend, distribution or otherwise), convey, deliver, grant a security interest in, lien, pledge, dispose of or otherwise encumber (each, a “Transfer”) any of its Applicable Shares or agree to do any of the foregoing, (ii) deposit any of its Applicable Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any Applicable Shares or (iv) take any action that would make any representation or warranty of such Shareholder in the Shareholders’ Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing its obligations under the Shareholders’ Agreement.
     To each Reporting Person’s knowledge, no Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Shareholders’ Agreement.
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Shares referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c) None of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any director or executive officer of the Reporting Persons named in Schedule I to this Schedule 13D, has effected any transaction in Shares during the past 60 days, except as disclosed herein.
(d) Not applicable.
(e) Not applicable.
     The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Shareholders’ Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Shareholders’ Agreement, copies of which are filed as Exhibits 2.1 and 10.1, respectively, to the Company’s Current Report on Form 8-K, dated June 14, 2010.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of the Company other than the following:

(a) The Merger Agreement, under which, among other things, following the Offer, Purchaser will merge with and into the Company, as a result of which the Company will become an indirect wholly owned subsidiary of Parent.
(b) The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
     The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Shareholders’ Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Shareholders’ Agreement, copies of which are filed as Exhibits 2.1 and 10.1, respectively, to the Company’s Current Report on Form 8-K, dated June 14, 2010.
Item 7. Material to be Filed as Exhibits.

Exhibit 2.1	Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of June 14, 2010 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated June 14, 2010).

Exhibit 2.2	Shareholders’ Agreement by and among Parent, Purchaser and S.B. Asia Infrastructure Fund, L.P. and Venture Tech Assets Ltd., dated as of June 14, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated June 14, 2010).

Exhibit 7	Joint Filing Agreement, dated June 14, 2010, by and among Parent, NDI, Purchaser and NTT.

Signature
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 14, 2010

NTT DATA CORPORATION
By:	/s/ Kazuhiro Nishihata
	Name:	Kazuhiro Nishihata
	Title:	Senior Vice President

NTT DATA INTERNATIONAL L.L.C.
By:	/s/ Takashi Enomoto
	Name:	Takashi Enomoto
	Title:	President

MOBIUS SUBSIDIARY CORPORATION
By:	/s/ Koji Miyajima
	Name:	Koji Miyajima
	Title:	President & CEO

NIPPON TELEGRAPH AND TELEPHONE CORPORATION
By:	/s/ Hiroo Unoura
	Name:	Hiroo Unoura
Title: Senior Executive Vice President; Chief Financial Officer

Schedule I
     The name, business address and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons are set forth on this Schedule I. The address of Parent is: Toyosu Center Building, 3-3, Toyosu 3-chome, Koto-ku, Tokyo 135-6033, Japan. The address of NDI is: 45 West 36th Street, 7th Floor, New York, NY 10018. The address of Purchaser is: c/o Sills Cummis & Gross P.C., One Riverfront Plaza, Newark, NJ 07102. The address of NTT is: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan. Where applicable, the business address listed for each individual not principally employed by Parent, NDI, Purchaser or NTT is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated below, all of the persons listed below are citizens of Japan.

Name and Present Position with Parent	Principal Occupation or Employment
Isao Arai, Senior Vice President and Senior Executive Manager, Manufacturing Business Sector	Mr. Arai is Senior Vice President and Senior Executive Manager, Manufacturing Business Sector, of Parent.

Hiroshi Endo, Senior Vice President and Senior Executive Manager, System Platforms Sector	Mr. Endo is Senior Vice President and Senior Executive Manager, System Platforms Sector, of Parent.

Takashi Enomoto, Representative Director and Senior Executive Vice President	Mr. Enomoto is Representative Director and Senior Executive Vice President of Parent. Mr. Enomoto is also President and Chief Executive Officer of MISI Company Ltd., located at 45 West 36th St., 7th Floor, New York, NY 10018, which is in the principal business of user experience consulting and staff augmentation. Mr. Enomoto is also President and Chief Executive Officer of Construction-ec.com Co., Ltd., located at 1-7-6 Shinbashi, Minato-ku, Tokyo, Japan, which is in the principal business of providing e-commerce services. Mr. Enomoto is also President and Chief Executive Officer of NTT DATA Europe GmbH & Co. KG, located at Immermanmstraße 40, 40210, Düsseldorf, Germany, which is in the principal business of supervising and managing European subsidiaries. Mr. Enomoto is also President and Chief Executive Officer of NDI (see below).

Yoshinori Hagino, Senior Vice President and Senior Executive Manager, Fourth Financial Sector	Mr. Hagino is Senior Vice President and Senior Executive Manager, Fourth Financial Sector, of Parent.

Name and Present Position with Parent	Principal Occupation or Employment
Fumiharu Hanyuda, Executive Vice President and Senior Executive Manager, Enterprise Systems Sector	Mr. Hanyuda is Executive Vice President and Senior Executive Manager, Enterprise Systems Sector, of Parent.

Yo Honma, Senior Vice President and Senior Executive Manager, Retail & Service Business Sector	Mr. Honma is Senior Vice President and Senior Executive Manager, Retail & Service Business Sector, of Parent.

Toshio Iwamoto, Representative Director and Senior Executive Vice President	Mr. Iwamoto is Representative Director and Senior Executive Vice President of Parent.

Fumio Kanda, Senior Vice President and Senior Executive Manager, Business Solutions Sector	Mr. Kanda is Senior Vice President and Senior Executive Manager, Business Solutions Sector, of Parent.

Yuji Kawashima, Senior Vice President and Senior Executive Manager, Second Public Administration Systems Sector	Mr. Kawashima is Senior Vice President and Senior Executive Manager, Second Public Administration Systems Sector, of Parent.

Satoshi Kurishima, Director and Senior Vice President	Mr. Kurishima is Director and Senior Vice President of Parent.

Mitsutaka Nakamura, Senior Vice President	Mr. Nakamura is Senior Vice President of Parent. Mr. Nakamura is also President and Chief Executive Officer of NTT DATA Tokai Corporation (“Tokai”), located at 2-17-21 Nishiki, Naka-ku Nagoya-shi Aichi, Japan. The principal business of Tokai is system integration, networking system services and other related businesses.

Mr. Nakamura’s current business address is:
c/o NTT DATA Tokai Corporation
2-17-21 Nishiki
Naka-ku Nagoya-shi Aichi, Japan

Toshiki Nakayama, Director	Mr. Nakayama is Director of Parent. Mr. Nakayama is also Vice Manager, Strategic Business Development Division of NTT, and President and Chief Executive Officer of NTT Prime Square, Inc. (“Prime Square”), located at 1-6-15 Minami-Azabu, Minato-ku Tokyo, Japan. The principal business of NTT is providing regional, long distance and international, mobile and data communications. The principal business of

Name and Present Position with Parent	Principal Occupation or Employment
Prime Square is content distribution services.

Mr. Nakayama’s current business address is:

c/o Nippon Telegraph and Telephone Corporation
3-1, Otemachi 2-chome
Chiyoda-ku Tokyo, Japan

Kazuhiro Nishihata, Senior Vice President and Senior Executive Manager, Global Business Sector	Mr. Nishihata is Senior Vice President and Senior Executive Manager, Global Business Sector, of Parent. Mr. Nishihata is also Director of NDI (see below).

Shigeyuki Onishi, Senior Vice President (effective June 22, 2010)	Effective June 22, 2010, Mr. Onishi will be Senior Vice President of Parent.

Yasushi Sasaki, Senior Vice President and Senior Executive Manager, First Public Administrations Systems Sector	Mr. Sasaki is Senior Vice President and Senior Executive Manager, First Public Administrations Systems Sector, of Parent.

Masanori Shiina, Senior Vice President and Senior Executive Manager, Third Financial Sector	Mr. Shiina is Senior Vice President and Senior Executive Manager, Third Financial Sector, of Parent.

Naoto Shiotsuka, Director and Executive Vice President	Mr. Shiotsuka is Director and Executive Vice President of Parent.

Masashi Sogo, Senior Vice President and Senior Executive Manager, General Affairs Department	Mr. Sogo is Senior Vice President and Senior Executive Manager, General Affairs Department, of Parent.

Kazuhiro Suda, Executive Vice President	Mr. Suda is Executive Vice President of Parent.

Hitokazu Tanabe, Executive Vice President and Senior Executive Manager, Retail & Service Business Sector (until June 22, 2010)	Mr. Tanabe is Executive Vice President and Senior Executive Manager, Retail & Service Business Sector, of Parent. Mr. Tanabe is resigning from these positions effective June 22, 2010.

Mitsuru Toyoda, Senior Vice President and Senior Executive Manager, Healthcare Systems Sector	Mr. Toyoda is Senior Vice President and Senior Executive Manager, Healthcare Systems Sector, of Parent.

Eiji Ueki, Senior Vice President and Senior Executive Manager, Second Financial Sector	Mr. Ueki is Senior Vice President and Senior Executive Manager, Second Financial Sector, of Parent.

Name and Present Position with Parent	Principal Occupation or Employment
Eiji Yamada, Senior Vice President and Senior Executive Manager, First Financial Sector	Mr. Yamada is Senior Vice President and Senior Executive Manager, First Financial Sector, of Parent.

Shinichi Yamada, Representative Director and Executive Vice President	Mr. Yamada is Representative Director and Senior Executive Vice President of Parent. Mr. Yamada is also President and Chief Executive Officer of NTT Data Intellilink Corporation, located at 1-15-7 Tsukishima Chuo-ku, Tokyo, Japan, in the principal business of system design and development.

Toru Yamashita, President and Chief Executive Officer	Mr. Yamashita is President and Chief Executive Officer of Parent.

Name and Present Position with NDI	Principal Occupation or Employment
Takashi Enomoto, Director, President and Chief Executive Officer	Mr. Enomoto is Director and President and Chief Executive Officer of NDI. Mr. Enomoto is also Representative Director and Senior Executive Vice President of Parent. Mr. Enomoto is also President and Chief Executive Officer of MISI Company Ltd., located at 45 West 36th St., 7th Floor, New York, NY 10018, which is in the principal business of user experience consulting and staff augmentation. Mr. Enomoto is also President and Chief Executive Officer of Construction-ec.com Co., Ltd., located at 1-7-6 Shinbashi, Minato-ku, Tokyo, Japan, which is in the principal business of providing e-commerce services. Mr. Enomoto is also President and Chief Executive Officer of NTT DATA Europe GmbH & Co. KG, located at Immermanmstraße 40, 40210, Düsseldorf, Germany, which is in the principal business of supervising and managing European subsidiaries.

Mr. Enomoto’s current business address is:

c/o NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan

Name and Present Position with NDI	Principal Occupation or Employment
Ryoji Fukaya, Director	Mr. Fukaya is Director of NDI. Mr. Fukaya is also Executive General Manager, Global Business Sector, of Parent.

Koji Miyajima, Director	Mr. Miyajima is Director of NDI. Mr. Miyajima is also Director, President, Chief Executive Officer and Treasurer of Purchaser (see below). Mr. Miyajima is also General Manager, Global Business Sector, of Parent.

Mr. Miyajima’s current business address is:

c/o NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan

Kazuhiro Nishihata, Director	Mr. Nishihata is Director of NDI. Mr. Nishihata is also Senior Vice President and Senior Executive Manager, Global Business Sector, of Parent (see above).

Mr. Nishihata’s current business address is:

c/o NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan

Name and Present Position with Purchaser	Principal Occupation or Employment
Koji Miyajima, Director, President, Chief Executive Officer and Treasurer	Mr. Miyajima is the Director, President, Chief Executive Officer, and Treasurer of Purchaser. Mr. Miyajima is also Director of NDI. Mr. Miyajima is also General Manager, Global Business Sector, of Parent.

Mr. Miyajima’s current business address is:

c/o NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan

Shigenari Oketani, Vice President and Secretary	Mr. Oketani is Vice President and Secretary of Purchaser. Mr. Oketani is also Senior Manager of NDI.

Name and Present Position with Purchaser	Principal Occupation or Employment
Mr. Oketani’s current business address is:

c/o NTT Data International L.L.C.
45 West 36th Street, 7th Floor
New York, NY 10018

Name and Present Position with NTT	Principal Occupation or Employment
Takashi Imai, Outside Director	Mr. Imai is Outside Director of NTT. Mr. Imai is also Senior Advisor and Honorary Chairman of Nippon Steel Corporation, located at Marunouchi Park Bldg., 2-6-1, Marunouchi, Chiyoda-ku, Tokyo 100-8071, Japan, which is in the principal business of steel manufacturing.

Kaoru Kanazawa, Representative Director, Senior Executive Vice President and Chief Compliance Officer	Mr. Kanazawa is Representative Director, Senior Executive Vice President and Chief Compliance Officer of NTT.

Yasuyoshi Katayama, Director, Executive Vice President; Director of NTT Technology Planning Department, Director of Next Generation Network Office, Technology Planning Department	Mr. Katayama is Director, Executive Vice President, Director of NTT Technology Planning Department, Director of Next Generation Network Office, Technology Planning Department of NTT.

Toshio Kobayashi, Director, Senior Vice President and Director of NTT Finance and Accounting Department	Mr. Kobayashi is Director, Senior Vice President and Director of NTT Finance and Accounting Department of NTT. Mr. Kobayashi is also President of NTT Capital (U.K.) Limited, located at 3rd Floor, Devon House, 58-60 St. Katharine’s Way, London E1W 1LB, United Kingdom, which is in the principal business of market research.

Yotaro Kobayashi, Outside Director	Mr. Kobayashi is Outside Director of NTT. Mr. Kobayashi is also Outside Director of Sony Corporation, located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075 Japan, which is one of the world’s largest media conglomerates.

Satoshi Miura, Representative Director, President and Chief Executive Officer	Mr. Miura is Representative Director, President and Chief Executive Officer of NTT.

Hiromichi Shinohara, Director, Senior Vice President and Director of Research and Development Planning Department	Mr. Shinohara is Director, Senior Vice President and Director of Research and Development Planning Department of NTT.

Name and Present Position with NTT	Principal Occupation or Employment
Tetsuya Shouji, Director, Senior Vice President, Director of General Affairs Department and Director of Internal Control Office, General Affairs Department	Mr. Shouji is Director, Senior Vice President, Director of General Affairs Department and Director of Internal Control Office, General Affairs Department of NTT.

Noritaka Uji, Representative Director, Senior Executive Vice President, Chief Technology Officer and Chief Information Officer	Mr. Uji is Representative Director, Senior Executive Vice President, Chief Technology Officer and Chief Information Officer of NTT.

Hiroo Unoura, Representative Director, Senior Executive Vice President, Chief Financial Officer, Director of NTT Strategic Business Development Division	Mr. Unoura is Representative Director, Senior Executive Vice President, Chief Financial Officer and Director of NTT Strategic Business Development Division of NTT.

Norio Wada, Director and Chairman	Mr. Wada is Director and Chairman of NTT.

Hiroki Watanabe, Director, Senior Vice President and Director of NTT Corporate Strategy Planning Department.	Mr. Watanabe is Director, Senior Vice President and Director of NTT Corporate Strategy Planning Department of NTT. Mr. Watanabe is also President of NTT Investment Partners, Inc., located at 3-1 Otemachi 2-chome, Chiyoda-ku, Tokyo Japan, which is in the principal business of investment management.

Exhibit Index

Exhibit 2.1	Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of June 14, 2010 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated June 14, 2010).

Exhibit 2.2	Shareholders’ Agreement by and among Parent, Purchaser and S.B. Asia Infrastructure Fund, L.P. and Venture Tech Assets Ltd., dated as of June 14, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated June 14, 2010).

Exhibit 7	Joint Filing Agreement, dated June 14, 2010, by and among Parent, NDI, Purchaser and NTT.